PLATO LEARNING, INC.

2,400,000 Shares

Common Stock

      PLATO Learning, Inc. is offering 2,400,000 shares of its common stock. The underwriters have an option to purchase up to 360,000 additional shares from us to cover over-allotments, if any.

      Our common stock is quoted on the Nasdaq National Market under the symbol “TUTR.” On May 22, 2001, the last reported sale price for our common stock was $21.99 per share.

      Investing in our common stock involves certain risks. See “Risk Factors” on page 7.

		Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	PLATO

Per Share	$21.00	$1.05	$19.95

Total	$50,400,000	$2,520,000	$47,880,000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Jefferies & Company, Inc. expects to deliver the shares to purchasers on May 29, 2001.

Jefferies & Company, Inc.

ThinkEquity Partners

WR Hambrecht + Co

May 22, 2001

Description of Inside Cover Illustration

Text of PLATO Mission Statement: “To ensure the success of all learners throughout their lifetimes”

Pictures showing elementary, middle and high school age students using computers with PLATO courseware and other tools.

PROSPECTUS SUMMARY
THE OFFERING
SUMMARY AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INFORMATION INCORPORATED BY REFERENCE

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

      In this prospectus “PLATO,” “we,” “us,” and “our” refer to PLATO Learning, Inc., a Delaware corporation, and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

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PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, especially the risks discussed under “Risk Factors” and our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

Our Business

      We are a leading provider of e-learning courseware and related services primarily to elementary schools, middle schools, high schools and colleges, as well as to job training programs, correctional institutions, military education programs, corporations and individuals. Our research-based courseware library includes over 3,500 hours of mastery-based instruction covering over 12,500 learning objectives in the subject areas of reading, writing and language arts, math, science, social studies and work skills. Our assessment tools allow instructors to assess each individual student’s instructional needs and prescribe a personalized instructional program using our courseware. Through the PLATO Learning System and PLATO Web Learning Network, we provide educators and trainers with an effective complement, supplement or alternative to an instructor-led education process. The PLATO Learning System, which is aligned to state and national performance standards, consists of our assessment tools, instructional mastery-based courseware and related professional services. The PLATO Web Learning Network provides access to our entire courseware library and services through the Internet and private intranets. Our instructional management system allows instructors to monitor each student’s learning progress.

Our Market Opportunity

      We estimate that the current U.S. market for our K-12 products exceeds one billion dollars annually and is currently growing by more than 25% per year. We anticipate that growth in this market will continue over the next few years as a result of the increasing emphasis on quality of education at local, state and national levels. Schools and school districts are increasingly being held accountable for the academic achievement of their students, which is frequently measured by standardized tests. Furthermore, a cornerstone of the Bush administration’s domestic policy is an education reform plan that is heavily focused on assessment and accountability standards.

      Over the last three years, federal programs have allocated over six billion dollars to schools to create state-of-the-art technology infrastructures for the 21st century. The resulting growth in the number of computers and telecommunications systems in schools has created the technological infrastructure necessary to implement sophisticated courseware applications. Increasingly, our customers are turning to multimedia-based, computer-aided methods of instruction as a complement or supplement to their instructor-led programs due to the flexibility, cost-efficiency and demonstrated effectiveness of e-learning products.

      Historically we have provided products and services primarily to the secondary school market, which represents approximately 40% of the K-12 market. As a result of our acquisition of Wasatch Interactive Learning Corporation in April 2001, we acquired a license to offer courseware to the elementary school market, which represents the remaining approximate 60% of the K-12 market.

Our Solution

      Our courseware employs sophisticated interactive simulations, online coaching and advanced multimedia and graphics designed to create an exciting learning environment that fosters critical-thinking skills. The instructional strategy, design and modular structure of our courseware allows instructors to provide personalized instruction to meet both individual student needs and specific program objectives. Our instructional courseware packages are pre-aligned with over 250 state, federal and international educational standards. Students access our courseware library through the PLATO Learning System, which is a Windows-based operating system, or the PLATO Web Learning Network, which offers our entire courseware library as a browser-based, Internet application. Our PLATO Simulated Test System provides online simulations of state-mandated tests so students can assess their skill level, as well as receive personalized prescriptions to our courseware for areas in which they require additional assistance.

      Our customers use our products to:

•	assess and identify individual student’s instructional needs;

•	prescribe personalized instruction;

•	complement instructor-led education and focus on specific subject matter that is difficult for students;

•	supplement classroom learning and provide additional instruction and practice; and

•	monitor and report on students’ learning progress in relation to state and national academic standards.

      Our courseware is recognized for its academic content, instructional integrity, innovative instructional design and ability to captivate and motivate students. For example, we received the ComputEd Learning Lab Education Software Review Award (EDDIE) in 2000 for the third consecutive year. Our CyberEd Interactive Chemistry courseware series was selected by ComputEd Learning Lab as the “best 2000 post-secondary science software”. In addition, our Vocabulary Builder courseware title received the Software Publishers Association’s Codie Award for Best New Education Software Program in 1999. Our Math Problem Solving courseware was included in the Children’s Software Review’s list of “All Star Software” in 1998. We regularly update our courseware library and continually develop new products to extend and enhance our product offerings. Over 50% of our products have been developed or updated within the last four years.

Our Strategy

      Our strategy is to provide a broad range of interactive, multimedia, self-paced courseware delivered on personal computers and over the Internet to address the needs of students of all ages. The critical elements of our strategy are as follows:

•	work closely with customers to design products that meet specific instructional needs and applicable academic standards;

•	expand sales of courseware and services that generate higher profit margins and greater growth opportunities;

•	use the design and structural advantages inherent in our proprietary software development systems to design and develop new courseware and services;

•	extend existing distribution channels to include catalogues, business-to-business, educational portals and home sales;

•	leverage the Internet to expand sales to rural, school-to-home and international markets;

•	expand our PLATO Simulated Test System to capitalize on the increased emphasis on standardized testing; and

•	introduce, integrate and implement existing Wasatch products and services to increase our opportunities in the elementary school market.

Recent History

      On April 5, 2001, we consummated our acquisition of Wasatch. Pursuant to the acquisition, we will issue up to 656,455 shares of our common stock having an aggregate market value of approximately $12 million to the Wasatch stockholders. At the effective time of the acquisition, Wasatch was merged with and into a wholly-owned subsidiary of PLATO. As a result, we own all of the issued and outstanding common stock of the merged entity and the former stockholders of Wasatch are now stockholders of PLATO. In connection with the Wasatch acquisition, we acquired certain outstanding debentures of Wasatch in a private transaction for approximately $4.1 million and we assumed each outstanding warrant to purchase Wasatch common stock.

      Through our acquisition of Wasatch, we have expanded our product and service offerings to include an additional 1,500 hours of curriculum-based content to the elementary education market. Specifically, we acquired the rights of Wasatch as licensee under a license providing for:

•	a perpetual, worldwide right and sublicense to market, distribute, sell and sublicense certain educational and instructional programs, multimedia materials and print materials for pre-school, K-12, juvenile and adult audiences in the home, educational and Internet markets;

•	the right to modify, enhance and create derivative works of such programs and to market, distribute, sell and sublicense such derivative works; and

•	a perpetual, worldwide right and license to use certain trademarks and tradenames for or in connection with such programs and derivative works, subject to certain reserved rights of the licensor.

      Under this license, we are required to pay to the licensor a 2.5% royalty on net revenues generated from the license.

THE OFFERING

Common stock offered in this offering	2,400,000 shares

Number of shares of common stock to be outstanding after this offering	11,431,922 shares

Over-allotment option	360,000 shares

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including repayment of any outstanding balance under our secured credit facility, possible acquisitions, working capital, sales and marketing expenditures and development of new products and services. See “Use of Proceeds” for a further description of the application of the net proceeds of this offering.

Nasdaq symbol	“TUTR”

      The number of shares of common stock outstanding after this offering does not include:

•	approximately 1,665,816 shares issuable upon exercise of stock options outstanding under our existing stock option plans as of January 31, 2001 at a weighted average exercise price of $10.75;

•	245,703 shares issuable upon exercise of our warrants existing as of January 31, 2001 at a weighted average exercise price of $11.40;

•	97,586 shares available for future grant or issuance pursuant to our stock purchase plan existing as of January 31, 2001; and

•	231,592 shares issuable upon exercise of warrants assumed in connection with the Wasatch acquisition at a weighted average exercise price of $282.81.

      We are a Delaware corporation and were incorporated in 1989. On March 30, 2000, our stockholders approved a change in our name from TRO Learning, Inc. to PLATO Learning, Inc. We also changed the names of our three direct and indirect subsidiaries from The Roach Organization, Inc., TRO Learning (Canada), Inc., and TRO Learning (UK) Ltd. to PLATO, Inc., PLATO Learning (Canada), Inc. and PLATO Learning (UK) Ltd., respectively. Our headquarters are located at 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437 and our telephone number is (952) 832-1000. Our web site address is www.plato.com. Information contained on our web site does not constitute part of this prospectus.

      “PLATO”, “CyberEd” and “Future Education Today” are registered trademarks of PLATO and its subsidiaries. This prospectus also contains trademarks and trade names of other parties.

SUMMARY AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

       The summary consolidated financial data for each of the three fiscal years ended October 31, 2000 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The data presented for the three months ended January 31, 2001 and 2000 are derived from our unaudited financial statements and include, in the judgment of our management, all adjustments necessary to present fairly the data for such period. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere or incorporated by reference in this prospectus for a further description of our financial position.

      The summary unaudited pro forma consolidated financial data gives effect to the Wasatch acquisition as a purchase transaction and is derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated statements of earnings data for the fiscal year ended October 31, 2000 and for the three months ended January 31, 2001 is presented as if the Wasatch acquisition was completed on November 1, 1999. The pro forma consolidated balance sheet data is presented as if the Wasatch acquisition was completed on January 31, 2001. See “Unaudited Pro Forma Consolidated Financial Statements” on page 15 for a further description of our pro forma consolidated financial position.

      The “As Adjusted” column in the balance sheet data table gives effect to the receipt and application of the estimated net proceeds from our sale of 2,400,000 shares of common stock offered by this prospectus at an estimated public offering price of $21.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

      The unaudited pro forma consolidated financial statements are presented in this prospectus for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the Wasatch acquisition occurred as of the dates indicated nor are they necessarily indicative of our future consolidated financial position or results of operations.

						Pro Forma

						Three
				Three Months		Months	Year
				Ended		Ended	Ended
	Years Ended October 31,			January 31,		January 31,	October 31,

	2000	1999	1998	2001	2000	2001	2000

				(unaudited)		(unaudited)

	(Dollars in thousands, except per share data)

Statements of Earnings Data:

Revenues by product line:

PLATO	$56,123	$44,135	$39,385	$9,754	$7,525	$10,275	$57,963

Aviation Training	—	—	3,893	—	—	—	—

Total revenues	56,123	44,135	43,278	9,754	7,525	10,275	57,963

Gross profit	49,629	38,783	38,269	8,275	6,168	8,642	51,277

Selling, general and administrative expense	34,163	26,464	25,408	8,945	6,744	10,158	38,457

Product development and customer support expense	6,339	5,471	7,341	1,787	1,549	1,876	6,932

Special charges	—	—	—	1,260	—	1,260	—

Operating profit (loss)	9,127	6,848	5,520	(3,717)	(2,125)	(4,652)	5,888

Interest expense	971	1,651	2,217	84	232	202	2,759

Income tax expense (benefit)	3,096	(10,000)	—	(1,503)	(897)	(1,696)	2,010

Net earnings (loss)	4,842	15,031	3,068	(2,351)	(1,494)	(3,188)	996

Preferred stock accretion	(129)	(670)	—	—	(129)	—	(129)

Net earnings (loss) available to common stockholders	4,713	14,361	3,068	(2,351)	(1,623)	(3,188)	867

Per Share Data:
Net earnings (loss)

Basic	0.63	2.18	0.48	(0.28)	(0.23)	(0.36)	0.11

Diluted	0.60	2.03	0.47	(0.28)	(0.23)	(0.36)	0.10

						Pro Forma

						At January 31, 2001
	At October 31,			At January 31,
							As
	2000	1999	1998	2001	2000	Pro Forma	Adjusted

				(unaudited)		(unaudited)

Balance Sheet Data:

Total assets	$50,590	$41,188	$27,407	$47,752	$38,175	$64,965	$112,445

Long-term debt	—	3,050	3,050	529	3,050	589	589

Total liabilities	14,745	17,807	23,738	12,816	16,257	17,934	17,934

Convertible redeemable preferred stock	—	2,006	—	—	2,098	—	—

Redeemable common stock	—	1,799	—	—	1,836	—	—

Stockholders’ equity	35,845	19,576	3,669	34,936	17,984	47,031	94,511

Book value per share	4.36	3.04	0.57	4.19	2.79	5.23	8.27

RISK FACTORS

       You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually occurs, there could be a material adverse effect on our business, financial condition or results of operations. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Associated with Our Business

We may not be able to sustain profitability in the future.

      While we have been profitable subsequent to fiscal 1997, we may not sustain profitability in the future. Our future revenues and profits, if any, will depend upon various factors, including continued market acceptance of our products and services. We expect to continue to incur significant costs and expenses associated with the operation and development of an expanding business. These costs and expenses include, but are not limited to, sales and marketing, personnel and product development and enhancement. As a result of these expenses, we will need to generate significant revenue to sustain our profitability.

      Many of our education and training sales are to customers who purchase systems and license courseware on a perpetual license basis. Accordingly, new customers must be found or new or additional products or licenses must be sold to existing customers in order to maintain and expand our education and training revenue stream. In order to sustain profitability, we will need to continue to find new customers, as we have no long-term contracts with our customers.

Fluctuations in our quarterly results may adversely affect the implementation of our strategy.

      Our revenues and profitability may fluctuate as a result of many factors, including the size, timing and product mix of orders and the capital and operating spending patterns of our customers. We sell our courseware directly to school districts and adult education sites. The timing of our revenues is difficult to forecast because the sales cycle is relatively long and our services are affected by both the financial conditions and the management decisions of our clients and general economic conditions. Historically we have experienced our lowest revenues in the first fiscal quarter and increasingly higher levels of revenues in each of the next three fiscal quarters.

A reduction in government funding to our customers could have a negative effect on our revenues.

      A significant portion of our total revenues are derived from customers primarily dependent on government funding, such as public school systems, community-based organizations and correctional facilities. The government appropriations process is often slow, unpredictable and subject to factors outside our control. Curtailments or substantial reductions in government funded or sponsored programs and termination or renegotiation of government-funded contracts could have a material adverse impact on, or result in the delay or termination of, our revenues associated with these programs and contracts.

Competition in our industry is intense and could adversely affect our performance.

      The e-learning industry is intensely competitive, rapidly evolving and subject to technological change. Demand for particular courseware products, systems hardware, and our services may be adversely affected by the increasing number of competitive products from which a prospective customer may choose. We compete primarily against other organizations offering educational and training software and services. Our competitors include several large companies with substantially greater financial, technical and marketing resources than ours. We compete with comprehensive curriculum software publishers, companies providing single-title retail products, Internet content and service providers and computer hardware companies. Existing competitors may broaden their product lines and potential competitors may enter the market and/or increase their focus on e-learning, resulting in greater competition for us. Increased competition in our industry could result in price reductions, reduced operating margins or loss of market share, which could seriously harm our business and operating results.

The failure to successfully integrate Wasatch or any future acquisitions could harm our business and operating results.

      If we are unable to successfully integrate Wasatch or other businesses we acquire in the future, our business and operating results could be harmed. We consummated the Wasatch acquisition on April 5, 2001. The acquisition will present challenges to us, including the integration of the operations, technologies and personnel of PLATO and Wasatch. We will also be subject to special risks including possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel. We may not successfully integrate or profitably manage Wasatch’s business. In addition, we may not achieve revenue levels, increased earnings, profitability, efficiencies or synergies that we believe are available in the acquisition.

      In order to remain competitive or to expand our business, we may find it necessary or desirable to acquire other businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses, products or technologies into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time.

Failure to retain our key executives or attract and retain qualified technical personnel could harm our business and operating results.

      The loss of one or more of our executive officers or other key personnel could inhibit the development of our business and, accordingly, harm our business and operating results. Qualified personnel are in great demand in our industry. Our future success depends in large part on the continued service of our key technical, marketing and sales personnel and on our ability to continue to attract, motivate and retain highly qualified employees. Our key employees may terminate their employment with us at any time. There is competition within the industry for such employees and the process of locating key technical and management personnel with suitable skills may be difficult.

Our future success will depend on our ability to adapt to technological changes and meet evolving industry standards.

      We may encounter difficulties responding to technological changes that could delay our introduction of products and services or other existing products and services. The e-learning industry is characterized by rapid technological change and obsolescence, frequent product introduction, and evolving industry standards. Our future success will depend, to a significant extent, on our ability to enhance our existing products, develop and introduce new products, satisfy an expanded range of customer needs and achieve market acceptance. We may not have sufficient resources to make the necessary investments to develop and implement the technological advances required to maintain our competitive position.

Failure to raise additional capital to fund future operations could harm our business and results of operations.

      We may not be able to raise capital in the future to meet our liquidity needs and finance our operations and future growth. We believe that the proceeds of this offering, existing cash resources, the amounts available under our senior credit facility and cash generated from our operations will be sufficient to satisfy our operating cash needs for the foreseeable future. Any future decreases in our operating profit, cash flow, or stockholders’ equity may impair our future ability to raise additional funds to finance operations. As a result, we may not be able to maintain adequate liquidity to support our operations or maintain our future growth.

Misuse or misappropriation of our proprietary rights could adversely affect our results of operations.

      Our success depends in part on our intellectual property rights to the products and services that we develop. We rely primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We own the federal registration of the PLATO and CyberEd trademark. In addition, Wasatch owns or licenses all copyrights in its coursework, none of which is registered with the U.S. Copyright Office. We believe that the additional statutory rights resulting from registration of these copyrights are not necessary for the protection of our rights therein. In addition, in 1989 Control Data assigned the federally registered copyrights in the PLATO courseware to us. We have not recorded the assignment of these copyrights because we believe the additional statutory rights resulting from recordation are not necessary for the protection of our rights therein. We have federal copyrights on all of our courseware produced since 1989. We have not applied for trademark registration at the state level, but have instead relied on our federal registrations and state common law rights to protect our proprietary information. We have registered trademarks for PLATO in the United States and overseas. We regard these registrations as material to our business. We license some software from third-party developers and incorporate it into our courseware offerings. The license agreement with the licensor of the courseware that we acquired in connection with the Wasatch acquisition may allow the licensor to design courseware programs, which are not derivative of the software license we acquired in the Wasatch acquisition, that compete with our courseware.

      We do not include in our products any mechanisms to prevent or inhibit unauthorized copying, but generally require the execution of a license agreement which restricts copying and use of the courseware and software. We have no knowledge of the unauthorized copying of our products. However, if such copying or misuse were to occur to any substantial degree, our operating results could be adversely affected. In addition, our U.S. registrations may not be enforceable or effective in protecting our trademarks and copyrights, especially outside of the U.S.

      Although we believe our products and services have been independently developed and that none of our products or services infringes on the rights of others, third parties may assert infringement claims against us in the future. We may be required to modify our products, services or technologies or obtain a license to permit our continued use of those rights. We may not be able to do so in a timely manner or upon reasonable terms and conditions. Failure to do so could harm our business and operating results.

Risks Related to this Offering and Ownership of Our Common Stock.

The trading price of our common stock may be volatile and could decline.

      The price for our common stock is volatile and could fall below the price you pay in this offering. Since the initial listing of our common stock in 1992, the closing market price of our common stock has ranged from a high of $25.38 to a low of $3.75. The market price of our common stock may decline in the future for a variety of reasons; including:

•	quarterly variations in our operating results;

•	changes in earnings estimates by analysts;

•	announcements of new contracts or service offerings by us or our competitors;

•	disputes or other developments concerning proprietary rights, including patents and litigation matters and our ability to patent our technologies;

•	departures of key personnel; or

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

      In particular, the realization of any of the risks described in these “Risk Factors” could have a dramatic and materially adverse impact on the market price of our common stock. In addition, the stock market and the Nasdaq National Market in particular, have experienced significant price and volume fluctuations that have affected the market prices of companies in recent years. These fluctuations may continue to occur and disproportionately impact our stock price. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. This type of litigation could result in substantial costs and a diversion of management’s attention and resources, which could materially affect our business, financial condition or results of operations.

The future sale of shares of our common stock may negatively affect our stock price.

      Our stockholders could sell substantial amounts of our common stock in the public market after this offering. As a result, the aggregate number of shares of our common stock available to the public would increase and, consequently, the price of our common stock could decline. Upon completion of this offering, we will have 11,431,922 shares of outstanding common stock, assuming no exercise of outstanding options or warrants.

      In connection with the Wasatch acquisition, approximately 574,265 of the shares issued to the Wasatch stockholders are immediately available for sale in the public market. Approximately 82,190 shares will be available for sale in April, 2002. In addition, the holders of certain of our convertible securities have registration rights for the shares of common stock issuable upon conversion of these securities as follows:

•	approximately 188,092 shares issued or issuable upon exercise of certain warrants issued in 1999; and

•	approximately 71,225 shares issued or issuable upon exercise of certain warrants issued in July 2000.

      If these holders cause a large number of securities to be registered and sold in the public market, the market price of our common stock could decline. In addition, if we include in a company-initiated registration statement shares held by these holders and there is limited demand to purchase our shares, this inclusion may harm our ability to raise needed capital by effectively reducing the number of newly-issued shares we can sell to the public.

We have broad discretion to use the proceeds from this offering and our use of these proceeds may not yield a favorable return.

      We will have significant flexibility in applying the net proceeds of this offering. Although we have no plans, commitments or agreements with respect to any material acquisitions as of the date of this prospectus, we may seek acquisitions of businesses or technologies that are complementary to ours, and a portion of the net proceeds may be used for such acquisitions. These uses may not yield a positive return. Our failure to effectively apply these net proceeds could have an adverse effect on our ability to implement our business strategy.

Our charter documents and Delaware law may discourage an acquisition of PLATO that could deprive our stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

      Provisions of our certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition. Our charter and by-laws also provide that special stockholders meetings may be called only by our board of directors with the result that any third-party takeover not supported by the board of directors could be subject to significant delays and difficulties. In addition, our board of directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our board of directors.

Because it is unlikely that we will pay dividends, you will only be able to benefit from holding our stock if the stock price appreciates.

      We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. As a result of not collecting a dividend, you will not experience a return on your investment, unless the price of our common stock appreciates and you sell your shares of common stock.

Our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets.

      We market our products worldwide and have operations in Canada and the United Kingdom. As a result, our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets. Working funds necessary to facilitate the short-term operations of our foreign subsidiaries are kept in the local currencies in which they do business. Approximately 9% of our total revenues were denominated in currencies other than the U.S. dollar for fiscal year ended October 31, 2000.

FORWARD-LOOKING STATEMENTS

       Certain statements incorporated by reference or made in this prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements are contained principally in the sections entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and include our statements about:

•	the competitiveness of the e-learning industry;

•	our ability to keep up with changing trends in our industry;

•	our strategies; and

•	other statements that are not historical facts.

      When used in this prospectus, the words “will”, “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements, including:

•	declines in annual financial results;

•	unpredictability of government appropriations;

•	ability to keep up with changing trends in our industry;

•	changes in economic and business conditions (including in the e-learning industry);

•	changes in business strategies; and

•	other factors discussed under “Risk Factors”.

      Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus or the date of the document from which they are incorporated by reference. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

       We estimate our net proceeds from the sale of our common stock in this offering will be approximately $47 million, after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use our net proceeds from this offering for general corporate purposes, principally working capital and expansion of our business as well as repayment of any outstanding balance under our senior credit facility with General Electric Capital Corporation. Our senior credit facility provides us with a maximum borrowing availability of $15 million and expires on February 26, 2002. Loans made under the senior credit facility bear interest, at our option, at prime rate plus 1% or at London interbank offered rate plus 3%. The senior credit facility is secured by substantially all of our assets. We may also use a portion of the net proceeds of this offering to fund sales and marketing expenditures, the development of new products and services and acquisitions of businesses. We currently have no agreements with respect to any acquisitions as of the date of this prospectus. Pending such uses, we intend to invest such funds in short-term, investment-grade, interest-bearing instruments. Currently, there are no material commitments or understandings with respect to any such transactions. See “Risk Factors — We have broad discretion to use the proceeds from this offering and our use of these proceeds may not yield a favorable return” for a description of several risks relating to our use of proceeds.

DIVIDEND POLICY

       To date, we have not paid any cash dividends on our common stock. We currently intend to retain future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

       Our common stock is quoted on the Nasdaq National Market under the symbol “TUTR.” The following table indicates the high and low closing prices for our common stock for the periods shown.

	Closing Price
	Per Share

	High	Low

Fiscal year ended October 31, 2000:

First Quarter	$7.00	$4.50

Second Quarter	12.50	6.25

Third Quarter	14.75	10.59

Fourth Quarter	25.31	12.88

Fiscal year ending October 31, 2001:

First Quarter	25.38	12.44

Second Quarter	22.50	15.26

Third Quarter (through May 22)	22.58	17.00

      On May 22, 2001, the closing price of our common stock was $21.99 per share. As of May 22, 2001, there were approximately 2,500 holders of record of our common stock.

CAPITALIZATION

       The following table sets forth our actual capitalization as of January 31, 2001 and our adjusted capitalization to give effect to the consummation of the Wasatch acquisition and our receipt of the estimated net proceeds from our sale of 2,400,000 shares of our common stock in this offering at an assumed offering price per share of $21.00 after deducting the underwriting discounts and commissions and our estimated offering expenses.

      This table should be read in conjunction with the consolidated financial statements and notes thereto and other financial information included elsewhere or incorporated by reference in this prospectus.

	At January 31, 2001

	Actual	As Adjusted

	(Dollars in thousands)
	(unaudited)

Cash and cash equivalents	$2,959	$51,553

Current maturities of long-term debt	140	163

Long-term debt	529	589

Stockholders’ equity:

Common stock; $.01 par value per share; 25,000,000 shares authorized; 8,466,000 shares issued and 8,343,000 shares outstanding	83	114

Paid in capital	37,013	96,557

Treasury stock, at cost, 123,000 shares	(1,209)	(1,209)

Accumulated deficit	(70)	(70)

Accumulated other comprehensive loss	(881)	(881)

Total stockholders’ equity	34,936	94,511

Total capitalization	$38,564	$146,816

The preceding table excludes:

•	approximately 1,665,816 shares issuable upon exercise of stock options outstanding under our existing stock option plans as of January 31, 2001 at a weighted average exercise price of $10.75;

•	245,703 shares issuable upon exercise of our warrants existing as of January 31, 2001 at a weighted average exercise price of $11.40;

•	97,586 shares available for future grant or issuance pursuant to our stock purchase plan existing as of January 31, 2001; and

•	231,592 shares issuable upon exercise of warrants assumed in connection with the Wasatch acquisition at a weighted average exercise price of $282.81.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

       The unaudited pro forma consolidated financial data gives effect to the Wasatch acquisition as a purchase transaction. The pro forma consolidated statements of earnings data for the fiscal year ended October 31, 2000 and for the three months ended January 31, 2001 is presented as if the Wasatch acquisition was completed on November 1, 1999. The pro forma consolidated balance sheet data is presented as if the Wasatch acquisition was completed on January 31, 2001. You should read it in conjunction with our audited consolidated financial statements which are incorporated by reference into this prospectus and the financial statements of Wasatch which are incorporated by reference into this prospectus.

      In addition to giving effect to the Wasatch acquisition as a purchase transaction, the unaudited pro forma condensed consolidated balance sheet at January 31, 2001 gives effect to the receipt and application of the estimated net proceeds from our sale of the 2,400,000 shares of common stock offered by this prospectus at an estimated public offering price of $21.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

      The unaudited pro forma consolidated financial statements are presented in this prospectus for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the Wasatch acquisition occurred as of the dates indicated or had we received and applied the estimated proceeds for the sale of common stock offered by this prospectus nor are they necessarily indicative of the financial position or results of operations on a consolidated basis in the future.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	January 31, 2001

			Pro Forma			Pro Forma
	PLATO (a)	Wasatch (b)	Adjustments			Results

	(Dollars in thousands)

ASSETS

Current assets:

Cash and cash equivalents	$2,959	$1,114		$47,480	(c)	$51,553

Accounts receivable, net	19,513	404				19,917

Inventories	539	—				539

Prepaid expenses and other current assets	1,005	27				1,032

Deferred income taxes	2,315	—				2,315

Total current assets	26,331	1,545		47,480		75,356

Equipment and leasehold improvements, net	2,245	181				2,426

Product development costs, net	8,333	1,092				9,425

Deferred income taxes, net	5,732	—				5,732

Other assets	5,111	623		(325	)(d)	19,506
				14,097	(e)

Total assets	$47,752	$3,441		$61,252		$112,445

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Current portion of long-term debt	$140	$23	$			$163

Revolving loan				4,056	(f)	4,056

Accounts payable	1,322	55				1,377

Accrued employee salaries and benefits	2,460	—				2,460

Accrued liabilities	1,913	287		525	(g)	2,780
				55	(h)

Deferred revenue	5,532	57				5,589

Total current liabilities	11,367	422		4,636		16,425

Long-term debt	529	3,505		(3,445	)(f)	589

Deferred revenue	778	—				778

Other liabilities	142	—				142

Total liabilities	12,816	3,927		1,191		17,934

Stockholders’ equity:

Common stock and paid in capital	35,887	6,213		47,480	(c)	95,462
				(6,213	)(i)
				12,000	(j)
				95	(k)

Retained earnings (accumulated deficit)	(70)	(6,699)		6,699	(i)	(70)

Accumulated other comprehensive loss	(881)	—				(881)

Total stockholders’ equity	34,936	(486)		60,061		94,511

Total liabilities and stockholders’ equity	$47,752	$3,441		$61,252		$112,445

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)	Reflects the unaudited historical balance sheet of PLATO as derived from the January 31, 2001 balance sheet.

(b)	Reflects the unaudited historical balance sheet of Wasatch as derived from Wasatch’s internal accounting records as of January 31, 2001.

(c)	To reflect the estimated net proceeds from the sale of 2,400,000 shares of common stock offered by this prospectus at an estimated public offering price of $21.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

(d)	To eliminate historical carrying value of intangible assets of Wasatch. Intangible assets related to purchase accounting are recorded in (e).

(e)	Reflects PLATO’s acquisition of all of the Wasatch common stock for $12 million in PLATO common stock. Based on the weighted average closing price of PLATO common stock over the five day period immediately prior to the closing of the Wasatch acquisition of $18.28 per share, this equates to approximately 656,455 shares of PLATO common stock. The purchase price includes estimated direct acquisition costs of $525,000. The estimated allocation of the purchase price to intangible assets and goodwill is based on Wasatch’s unaudited balance sheet at January 31, 2001.

      The table below is a summary of the purchase price in excess of net liabilities assumed:

Value of PLATO common stock issued	$12,000,000

Direct acquisition costs	525,000

Value of warrants issued	95,000

Total consideration	12,620,000

Net liabilities assumed	486,000

Adjustment to intangibles	325,000

Debenture redemption adjustment	611,000

Accrued separation benefits	55,000

Estimated fair value of net liabilities assumed	1,477,000

Purchase price in excess of net liabilities assumed	$14,097,000

The purchase price allocation is a pro forma estimate and subject to change. Valuation of identifiable intangible assets will be conducted by an independent third party appraisal firm. Goodwill will be amortized over its useful life, which is estimated to be seven years and identifiable intangible assets will be amortized over their estimated useful lives.

(f)	To reflect PLATO’s purchase of the Wasatch debenture from the existing debenture holders and adjust the Wasatch historical carrying value to reflect a $611,000 debenture redemption adjustment.

(g)	To accrue estimated direct acquisition costs incurred in connection with the Wasatch acquisition.

(h)	To accrue estimated separation benefits related to the Wasatch acquisition.

(i)	To eliminate Wasatch stockholders’ equity accounts.

(j)	To reflect the value of the estimated 656,455 shares of PLATO common stock issued in the Wasatch acquisition.

(k)	To reflect the estimated value of warrants related to the Wasatch debentures which are to be exchanged for PLATO warrants in connection with the Wasatch acquisition.

Unaudited Pro Forma Consolidated Statements of Earnings

	For the Fiscal Year Ended October 31, 2000

			Pro Forma			Pro Forma
	PLATO (a)	Wasatch (b)	Adjustments			Results

	(In thousands, except per share data)

Revenues	$56,123	$1,840	$			$57,963

Cost of revenues	6,494	492		(300	)(c)	6,686

Gross profit	49,629	1,348		300		51,277

Operating expenses:

Selling, general and administrative	34,163	2,158		2,136	(d)	38,457

Product development and customer support	6,339	593				6,932

Total operating expenses	40,502	2,751		2,136		45,389

Operating profit (loss)	9,127	(1,403)		(1,836)		5,888

Interest expense	971	1,788				2,759

Other expense (income), net	218	(95)				123

Earnings (loss) before income taxes	7,938	(3,096)		(1,836)		3,006

Income tax expense (benefit)	3,096	4		(1,090	)(e)	2,010

Net earnings (loss)	4,842	(3,100)		(746)		996

Preferred stock accretion	(129)	—				(129)

Net earnings (loss) available to common stockholders	$4,713	$(3,100)		$(746)		$867

Earnings per share:

Basic	$0.63					$0.11

Diluted	$0.60					$0.10

Weighted-average common shares outstanding:

Basic	7,451			656	(f)	8,107

Diluted	7,891			656	(f)	8,547

	For the Three Months Ended January 31, 2001

			Pro Forma			Pro Forma
	PLATO (a)	Wasatch (b)	Adjustments			Results

	(In thousands, except per share data)

Revenues	$9,754	$521	$			$10,275

Cost of revenues	1,479	229		(75	)(c)	1,633

Gross profit	8,275	292		75		8,642

Operating expenses:

Selling, general and administrative	8,945	679		534	(d)	10,158

Product development and customer support	1,787	89				1,876

Special charges	1,260	—				1,260

Total operating expenses	11,992	768		534		13,294

Operating (loss)	(3,717)	(476)		(459)		(4,652)

Interest expense	84	118				202

Other expense (income), net	53	(23)				30

Earnings (loss) before income taxes	(3,854)	(571)		(459)		(4,884)

Income tax expense (benefit)	(1,503)	—		(193	)(e)	(1,696)

Net earnings (loss)	$(2,351)	$(571)		$(266)		$(3,188)

Earnings (loss) per share:

Basic and diluted	$(0.28)					$(0.36)

Weighted-average common shares outstanding:

Basic and diluted	8,270			656	(f)	8,926

Notes to Unaudited Pro Forma Consolidated Statement of Earnings

(a)	Reflects the historical statement of earnings of PLATO as derived from the audited statement of earnings for the year ended October 31, 2000 and the unaudited statement of earnings for the three months ended January 31, 2001.

(b)	Reflects the unaudited historical statement of operations of Wasatch as derived from Wasatch’s internal accounting records for the twelve months ended October 31, 2000 and the three months ended January 31, 2001.

(c)	To remove amortization of the historical carrying value of Wasatch intangible assets. Amortization of intangible assets related to purchase accounting is recorded in (d).

(d)	To reflect the estimated amortization of intangible assets and goodwill.

(e)	To adjust income tax expense to reflect PLATO’s effective tax rate as affected by the pro forma adjustments.

(f)	To reflect the estimated additional shares of PLATO common stock outstanding as a result of the Wasatch acquisition based on the weighted average closing price of PLATO common stock over the five day period immediately prior to the closing of the Wasatch acquisition of $18.28 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

       The selected consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere or incorporated by reference in this prospectus. The selected consolidated financial data for each of the three fiscal years ended October 31, 2000 are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. The data presented for the three months ended January 31, 2001 and 2000 are derived from our unaudited financial statements and include, in the judgment of management, all adjustments necessary to present fairly the data for such period.

				Three Months Ended
	Years Ended October 31,			January 31,

	2000	1999	1998	2001	2000

				(unaudited)

	(Dollars in thousands, except per share data)

Statement of Earnings Data:

Revenues by product line:

PLATO	$56,123	$44,135	$39,385	$9,754	$7,525

Aviation Training	—	—	3,893	—	—

Total revenues	56,123	44,135	43,278	9,754	7,525

Gross profit	49,629	38,783	38,269	8,275	6,168

Selling, general and administrative expense	34,163	26,464	25,408	8,945	6,744

Product development and customer support expense	6,339	5,471	7,341	1,787	1,549

Special charges	—	—	—	1,260	—

Operating profit (loss)	9,127	6,848	5,520	(3,717)	(2,125)

Interest expense	971	1,651	2,217	84	232

Income tax expense (benefit)	3,096	(10,000)	—	(1,503)	(897)

Net earnings (loss)	4,842	15,031	3,068	(2,351)	(1,494)

Preferred stock accretion	(129)	(670)	—	—	(129)

Net earnings (loss) available to common stockholders	4,713	14,361	3,068	(2,351)	(1,623)

Per Share Data:
Net earnings (loss)

Basic	0.63	2.18	0.48	(0.28)	(0.23)

Diluted	0.60	2.03	0.47	(0.28)	(0.23)

	At October 31,			At January 31,

	2000	1999	1998	2001	2000

				(unaudited)

Balance Sheet Data:

Total assets	$50,590	$41,188	$27,407	$47,752	$38,175

Long-term debt	—	3,050	3,050	529	3,050

Total liabilities	14,745	17,807	23,738	12,816	16,257

Convertible redeemable preferred stock	—	2,006	—	—	2,098

Redeemable common stock	—	1,799	—	—	1,836

Stockholders’ equity	35,845	19,576	3,669	34,936	17,984

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

       The following discussion and analysis should be read with “Selected Consolidated Financial Data” and our financial statements and notes included elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, the following discussion and analysis relates to PLATO on a historical basis without giving effect to the Wasatch acquisition.

  Overview

      We enhance the learning process by providing e-learning instruction and related services, and by offering basic to advanced level courseware in reading, writing, math, science, and life and job skills. Our PLATO Learning System and PLATO Web Learning Network provide more than 3,500 hours of objective-based, problem solving courseware and include assessment, alignment, and management tools to facilitate the learning process. Our courseware is delivered via networks, CD-ROM, private intranets, and the Internet. In addition, single topic PLATO courseware is available through our e-commerce web site and a growing number of distributors. Our courseware is marketed primarily to elementary schools, middle schools, high schools, colleges, as well as to job training programs, correctional institutions, military education programs, corporations and individuals.

  Wasatch Acquisition

      On April 5, 2001, we consummated our acquisition of Wasatch. Wasatch is a provider of curriculum-based educational software and prior to the acquisition was a publicly-held Washington corporation. In connection with the Wasatch acquisition, we will issue up to 656,455 shares of our common stock having an aggregate value of approximately $12 million. The acquisition will be accounted for using the purchase method of accounting. We also acquired certain outstanding debentures of Wasatch in a private transaction for approximately $4.1 million, as well as all outstanding warrants to purchase Wasatch common stock. We financed the debenture acquisition with cash and borrowings under our existing credit facility. Unless otherwise indicated, this discussion and analysis does not give effect to the Wasatch acquisition.

  CyberEd Acquisition

      On July 21, 2000, we acquired CyberEd, Inc., a privately held Nevada corporation and provider of multimedia science courseware for high schools, for $4.4 million in cash, net of cash acquired. The acquisition was accounted for using the purchase method of accounting. The results of operations for CyberEd have been included in our financial statements from the date of acquisition. These results were not material to the results of operations for the year ended October 31, 2000.

  Divestiture

      In September 1998, we sold our Aviation Training business, which marketed computer-based instructional systems to airlines worldwide for use by commercial airline pilots, maintenance crews and cabin personnel. To provide a more meaningful analysis of our results of operations, 1998 amounts exclude the revenues and expenses associated with Aviation Training.

Results of Operations

Years Ended October 31, 2000, 1999 and 1998

      The following table presents statement of earnings amounts, excluding Aviation Training in 1998, as a percentage of revenue:

				Three Months
	Years Ended October 31,			Ended January 31,

	2000	1999	1998	2001	2000

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues	11.6	12.1	10.9	15.2	18.0

Gross profit	88.4	87.9	89.1	84.8	82.0

Selling, general and administrative expense	60.9	60.0	60.5	91.7	89.6

Product development and customer support expense	11.3	12.4	13.4	18.3	20.6

Special charges	—	—	—	12.9	—

Total operating expenses	72.2	72.4	73.9	122.9	110.2

Operating profit (loss)	16.2	15.5	15.2	(38.1)	(28.2)

Interest expense	1.7	3.7	5.6	0.9	3.1

Other expense, net	0.4	0.4	0.5	0.5	0.5

Earnings (loss) before income taxes	14.1	11.4	9.1	(39.5)	(31.8)

Income tax (benefit) expense	5.5	(22.7)	—	(15.4)	(11.9)

Net earnings (loss)	8.6%	34.1%	9.1%	(24.1)%	(19.9)%

  Revenues

      The following table highlights revenues by product line (in 000’s):

				Three Months
	Years Ended October 31,			Ended January 31,

	2000	1999	1998	2001	2000

Courseware and professional services	$51,453	$40,465	$35,694	$8,818	$6,495

Hardware, third-party courseware and other	4,670	3,670	3,691	936	1,030

Total revenues	$56,123	$44,135	$39,385	$9,754	$7,525

      In 2000, courseware and professional services revenue, the driver of our operations, increased approximately $11.0 million or 27% as compared to 1999. We continued to experience increased acceptance of our products and services in our various markets. This revenue growth was achieved primarily through increased sales volume to both new and existing customers. Total revenues for 2000 were approximately $56.1 million, an increase of approximately $12.0 million from 1999.

      Courseware and professional services revenue in 1999 increased approximately $4.8 million or 13% as compared to 1998. We experienced increased acceptance of our products and services in our various markets. Revenue growth was achieved primarily through increased sales volume to both new and existing customers. Total revenues for 1999 were approximately $44.1 million, an increase of approximately $4.8 million from 1998.

  Gross Profit

      Gross profit for 2000 increased approximately $10.8 million or 28% to approximately $49.6 million as compared to approximately $38.8 million for 1999. This increase was due mainly to the increase in courseware and professional services revenue. Gross margin was a comparable 88% for both 2000 and 1999.

      Gross profit for 1999 increased approximately $3.7 million or 10% to approximately $38.8 million as compared to $35.1 million for 1998. This increase was primarily due to the increase in courseware and professional services revenue. Gross margin was 88% for 1999 as compared to 89% for 1998. The decrease resulted from a slight product mix shift.

  Selling, General and Administrative Expense

      Selling, general and administrative expense for 2000 increased approximately $7.7 million or 29% to approximately $34.2 million as compared to approximately $26.5 million for 1999. The increase resulted from infrastructure expansion, higher commissions due to increased revenues and incentive bonuses, which were not available in 1999. As a percentage of revenue, total selling, general and administrative expense increased from 60% in 1999 to 61% in 2000.

      Selling, general and administrative expense for 1999 increased approximately $2.6 million or 11% to approximately $26.4 million as compared to approximately $23.8 million for 1998. The increase was due to an increase in the provision for doubtful accounts of approximately $1.4 million and an increase in sales and marketing expenses of approximately $980,000 due to increased revenues. As a percentage of revenue, total selling, general and administrative expense decreased slightly from 61% in 1998 to 60% in 1999.

  Product Development and Customer Support Expense

      Product development and customer support expense for 2000 increased approximately $870,000 or 16% to approximately $6.3 million as compared to approximately $5.5 million for 1999. The increase was due primarily to increased spending associated with enhanced reading products, simulated test products and the PLATO Web Learning Network. In addition, customer support expense increased as a result of our expanding customer base. As a percentage of revenue, total product development and customer support expense decreased from 12% in 1999 to 11% in 2000.

      Product development and customer support expense for 1999 increased approximately $200,000 or 4% to approximately $5.5 million as compared to approximately $5.3 million for 1998. The increase was due primarily to increased spending associated with enhanced reading products. As a percentage of revenue, total product development and customer support expense decreased from 13% in 1998 to 12% in 1999.

  Operating Profit

      Operating profit for 2000 was approximately $9.2 million as compared to approximately $6.8 million for 1999. This improvement in operating results was due principally to the increase in courseware and professional services revenue, partially offset by the increased selling, general and administrative expenses in 2000. Operating profit, as a percentage of revenue, increased slightly from 15.5% in 1999 to 16.2% in 2000.

      Operating profit for 1999 was approximately $6.8 million as compared to approximately $6.0 million for 1998. This improvement in operating results was due principally to the increase in courseware and professional services revenue, partially offset by the increased sales and marketing and bad debt expenses in 1999. Operating profit, as a percentage of revenue, increased slightly from 15.2% in 1998 to 15.5% in 1999.

  Interest Expense

      Interest expense decreased to approximately $970,000 for 2000 from approximately $1.7 million for 1999 primarily as a result of the decreased level of bank debt that resulted from cash flow from operations.

      Interest expense decreased to approximately $1.7 million for 1999 from approximately $2.2 million for 1998 primarily as a result of the decreased level of bank borrowings and lower interest rates.

  Income Taxes

      Our effective tax rate was 39% for 2000. Income taxes for 1999 reflect a nonrecurring tax benefit of approximately $10.0 million resulting from the reversal of the valuation allowance placed on our deferred tax asset, related to our net operating loss carryforwards in the United States. This reversal was based on updated expectations about future years’ taxable income to reflect continuing improvements in operating results influenced by our continued revenue growth and other indications that certain concerns that had previously limited management’s expectation about future taxable income no longer were applicable.

Three Months Ended January 31, 2000 Compared to Three Months Ended January 31, 2001

  Revenues

      Courseware and professional services revenue increased approximately $2.3 million or 36% to approximately $8.8 million for the three months ended January 31, 2001 as compared to approximately $6.5 million for the same period in 2000. We continued to experience increased acceptance of our products and services in our various markets. This revenue growth was achieved primarily through increased sales volume to both new and existing customers. Total revenues were approximately $9.8 million for the three months ended January 31, 2001 an increase of approximately $2.2 million or 30% as compared to approximately $7.6 million for the same period in 2000.

  Gross Profit

      Gross profit increased approximately $2.1 million or 34% to approximately $8.3 million for the three months ended January 31, 2001 as compared to approximately $6.2 million for the same period in 2000. This increase was principally due to increased courseware and professional services revenue. Gross margin was 85% for the three months ended January 31, 2001 as compared to 82% for the same period in 2000.

  Selling, General and Administrative Expense

      Selling, general and administrative expense increased approximately $2.2 million or 33% to approximately $8.9 million for the three months ended January 31, 2001 as compared to approximately $6.7 million for the same period in 2000. Sales and marketing expenses increased approximately $1.6 million and general and administrative expenses increased approximately $280,000 due primarily to infrastructure expansion of the sales and marketing organization. Commissions increased approximately $150,000 due to the growth in revenue. Goodwill amortization of approximately $210,000 from the CyberEd acquisition in July 2000 also contributed to the increase. As a percentage of revenue, total selling, general and administrative expense increased to 92% for the three months ended January 31, 2001 from 90% for the same period in 2000.

  Product Development and Customer Support Expense

      Product development and customer support expense increased approximately $240,000 or 15% to approximately $1.8 million for the three months ended January 31, 2001 as compared to approximately $1.6 million for the same period in 2000. Product development expense increased approximately $72,000, primarily due to increased spending associated with enhanced reading products, simulated test products and the PLATO Web Learning Network, that was partially offset by decreased amortization because certain previously capitalized costs were fully amortized by the end of fiscal year 2000. Amortization expense is expected to increase beginning in the second quarter of 2001 because certain projects will be released to the market. Customer support expense increased approximately $170,000 primarily as a result of our expanding customer base. As a percentage of revenue, total product development and customer support expense decreased to 18% for the three months ended January 31, 2001 from 21% for the same period in 2000.

  Special Charges

      Special charges for the three months ended January 31, 2001 represent costs associated with the retirement of William R. Roach, our founder and former chief executive officer and include non-cash amounts of approximately $460,000 for the accelerated vesting of stock options.

  Operating Loss

      Operating loss for the three months ended January 31, 2001 was approximately $3.7 million as compared to approximately $2.1 million for the same period in 2000. This change in operating results is due principally to the special charges and increased selling, general and administrative, and customer support expenses, partially offset by the increased courseware and professional services revenue in 2001.

  Interest Expense

      Interest expense decreased approximately $150,000 to approximately $84,000 for the three months ended January 31, 2001 from approximately $230,000 for the same period in 2000. This was the result of the decreased level of bank borrowings compared to 2000 and the conversion of the 10% subordinated convertible debentures in November 2000.

  Income Taxes

      An income tax benefit of approximately $1.5 million was recorded for the three months ended January 31, 2001 using our estimated fiscal year 2001 effective income tax rate of 39%.

Financial Condition

  Liquidity and Capital Resources

      At January 31, 2001, our principal sources of liquidity included cash and cash equivalents of approximately $3.0 million, net accounts receivable of approximately $19.5 million, and our line of credit. We had total installment receivables of approximately $10.2 million at January 31, 2001, of which approximately $9.8 million are to be billed within one year and are included in net accounts receivable. Working capital was approximately $15.0 million at January 31, 2001, a decrease of approximately $2.5 million from October 31, 2000, due primarily to decreased cash and cash equivalents, accounts receivable and accrued expenses.

      Net cash provided by our operating activities was approximately $14.3 million in 2000 compared to approximately $3.3 million in 1999. Cash flows from operations were used principally to fund our working capital requirements and to reduce debt. Net cash used in our operating activities was approximately $2.5 million for the three months ended January 31, 2001 as compared to net cash provided by operating activities of approximately $1.3 million for the same period in 2000.

      Our net cash used in investing activities was approximately $8.4 million in 2000 and approximately $3.6 million in 1999. The acquisition of CyberEd, net of cash acquired, used approximately $4.4 million. Capitalized product development costs were approximately $2.9 million in 2000 and approximately $2.7 million in 1999. Our capital expenditures totaled approximately $1.1 million in 2000 and approximately $830,000 in 1999. Net cash used in our investing activities was approximately $1.2 million for the three months ended January 31, 2001 as compared to approximately $900,000 for the same period in 2000. Net cash used included approximately $310,000 for capital expenditures and approximately $890,000 for capitalized product development costs. At January 31, 2001, we had no material commitments for capital expenditures.

      Our net cash provided by financing activities was approximately $750,000 in 2000. We completed a private placement of common stock, resulting in net proceeds of approximately $4.8 million, offset by the approximately $4.6 million of net repayments of short-term borrowings. Net cash used in financing activities was $160,000 in 1999, which represents repayments of debt offset by the proceeds received from the issuance of convertible redeemable preferred stock. Net cash provided by our financing activities was $320,000 for the three months ended January 31, 2001, primarily from the exercise of stock options, as compared to net cash used of approximately $180,000 for the same period in 2000. We have resources available under our revolving loan agreement to provide borrowings of up to approximately $15.0 million, as determined by the available borrowing base. At January 31, 2001, there were no borrowings outstanding and the unused borrowing capacity was approximately $11.7 million.

      Income taxes for 1999 reflect a nonrecurring tax benefit of approximately $10.0 million resulting from the reversal of the valuation allowance placed on our deferred tax asset related to our net operating loss carryforwards in the United States. This reversal was based on updated expectations about future years’ taxable income to reflect continuing improvements in operating results influenced by our continued revenue growth and other indications that certain concerns that had previously limited management’s expectation about future taxable income no longer were applicable. In prior years the primary differences between pretax earnings for financial reporting purposes and taxable income for income tax purposes included revenue recognition, the capitalization of product development costs and various reserves. We have total net operating loss carryforwards of approximately $30.5 million which begin to expire in 2004.

      We maintain adequate cash reserves and credit facilities to meet our anticipated working capital, capital expenditure, and business investment requirements.

  Factors Affecting Quarterly Operating Results

      Our quarterly operating results fluctuate as a result of a number of factors including the business and sales cycle, the amount and timing of new product introductions, client spending patterns, budget cycles and fiscal year ends, and promotional programs. Historically we have experienced our lowest revenues in the first fiscal quarter and increasingly higher levels of revenues in each of the next three fiscal quarters.

  New Accounting Standard

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements”. SAB 101 provides guidance for revenue recognition under various circumstances. The accounting and disclosures prescribed by SAB 101 will be effective in the fourth quarter of our fiscal year 2001, and retroactive to the beginning of that fiscal year. We are reviewing the requirements of SAB 101 and have not yet determined the impact on our consolidated financial statements.

BUSINESS

Our Business

      We are a leading provider of e-learning courseware and related services primarily to elementary schools, middle schools, high schools and colleges, as well as to job training programs, correctional institutions, military education programs, corporations and individuals. Our research-based courseware library includes over 3,500 hours of mastery-based instruction covering over 12,500 learning objectives in the subject areas of reading, writing and language arts, math, science, social studies and work skills. Our assessment tools allow instructors to assess each individual student’s instructional needs and prescribe a personalized instructional program using our courseware. Through the PLATO Learning System and PLATO Web Learning Network, we provide educators and trainers with an effective complement, supplement or alternative to an instructor-led education process. The PLATO Learning System, which is aligned to state and national performance standards, consists of our assessment tools, instructional mastery-based courseware and related professional services. The PLATO Web Learning Network provides access to our entire courseware library and services through the Internet and private intranets. Our instructional management system allows instructors to monitor each student’s learning progress.

Our Market Opportunity

      We estimate that the current U.S. market for our K-12 products exceeds one billion dollars annually and is currently growing by more than 25% per year. We anticipate that growth in this market will continue over the next few years as a result of the increasing emphasis on quality of education at local, state and national levels. Schools and school districts are increasingly being held accountable for the academic achievement of their students, which is frequently measured by standardized tests. Furthermore, a cornerstone of the Bush administration’s domestic policy is an education reform plan that is heavily focused on assessment and accountability standards.

      Over the last three years, federal programs have allocated over six billion dollars to schools to create state-of-the-art technology infrastructures for the 21st century. The resulting growth in the number of computers and telecommunications systems in schools has created the technological infrastructure necessary to implement sophisticated courseware applications. Increasingly, our customers are turning to multimedia-based, computer-aided methods of instruction as a complement or supplement to their instructor-led programs due to the flexibility, cost-efficiency and demonstrated effectiveness of e-learning products.

      Historically we have provided products and services primarily to the secondary school market, which represents approximately 40% of the K-12 market. As a result of our acquisition of Wasatch in April 2001, we now offer courseware to the elementary school market, which represents the remaining approximate 60% of the K-12 market.

Our Solution

      Our customers use our products to:

•	assess and identify individual student’s instructional needs;

•	prescribe personalized instruction;

•	complement instructor-led education and focus on specific subject matter that is difficult for students;

•	supplement classroom learning and provide additional instruction and practice; and

•	monitor and report on students’ learning progress in relation to state and national academic standards.

  PLATO Courseware

      Our courseware employs sophisticated interactive simulations, online coaching and advanced multimedia and graphics to create an exciting learning environment that fosters critical-thinking skills. The instructional strategy, design and modular structure of our courseware allows instructors to provide personalized instruction to meet both individual student needs and specific program objectives. Our instructional courseware packages are pre-aligned with over 250 state, federal and international educational standards. Our courseware is designed to be effective in a variety of learning settings, including mainstream classrooms, alternative education programs, mandated state accountability test preparation, graduation standards prep labs, school-to-work programs, adult basic education, GED preparation, developmental studies, employment preparation, workplace training, and military basic skills programs. Whether used for distance learning, as a complement or supplement to a traditional program, or as an advanced course offering, our courseware is intended to motivate and engage a wide range of students.

      Through our acquisition of Wasatch, we have expanded our product and service offerings to include an additional 1,500 hours of curriculum-based content to the elementary education market. Specifically, we acquired the rights of Wasatch as licensee under a license providing for:

•	a perpetual, worldwide right and sublicense to market, distribute, sell and sublicense certain educational and instructional programs, multimedia materials and print materials for pre-school, K-12, juvenile and adult audiences in the home, educational and Internet markets;

•	the right to modify, enhance and create derivative works of such programs and to market, distribute, sell and sublicense such derivative works; and

•	a perpetual, worldwide right and license to use certain trademarks and tradenames for or in connection with such programs and derivative works, subject to certain reserved rights of the licensor.

      This license is subject to certain royalty payments based on net revenues generated through the license.

      Wasatch courseware is highly interactive, allowing students to respond to problems and receive immediate feedback. Through a combination of animation, graphics and sound, this courseware provides a rich user-interface that is designed to be visually engaging and stimulating to students.

      Our courseware can be aligned to help students meet specific program, local, state and provincial learning objectives and tests. Examples of alignments to state standards include:

•	California State Standards 9-12

•	California High School Exit Exam

•	Florida Comprehensive Assessment Test (FCAT)

•	Indiana State Wide Testing for Education Progress (ISTEP) Grade 8

•	Indiana State Wide Testing for Education Progress (ISTEP) Grade 10

•	Kentucky High School Goals and Academic Expectations

•	Louisiana Education Assessment Program (LEAP) Grade 11

•	Louisiana Education Assessment Program (LEAP) Grade 8

•	Missouri Assessment Program, High School (MAPS)

•	New York State Board of Regents

•	Ohio Graduation Competencies

•	Pennsylvania State Standards (PSS) Grade 11

•	Texas Assessment of Academic Skills (TAAS) Exit Level

•	Virginia Standards of Learning, Grades 9-12: English, Math, Science, Social Studies

      In addition, our courseware can be aligned to national and international standardized tests and curriculum standards including:

•	ABLE (Adult Basic Literacy Exam)

•	ACT (American College Test)

•	CAT (California Achievement Test)

•	CAAT (Canadian Adult Achievement Test)

•	CASAS (Comprehensive Adult Student Assessment System)

•	GED (General Education Development) Exam

•	NCTM (National Council of Teachers of Mathematics) Standards

•	SAT (Scholastic Aptitude Test)

•	SCAN’S (Secretary’s Commission on Achieving Necessary Skills) Competencies

•	Standard Achievement Tests

•	TABE (Test of Adult Basic Education)

•	ACT Work Keys™

•	GNVQ (General National Vocational Qualification) (England)

•	English and Maths National Curriculum (England)

•	Key Skills, Communication and Application of Number (Curriculum 2000, England)

•	English and Maths 5-14 Curriculum (Scotland)

      Our courseware is recognized for its academic content, instructional integrity, innovative instructional design and ability to captivate and motivate students. In 2000 we received the ComputEd Learning Lab Education Software Review Award (EDDIE) for the third consecutive year. Our CyberEd Interactive Chemistry courseware series was selected by ComputEd Learning Lab as the “best 2000 post-secondary science software”. Our Vocabulary Builder courseware title received the Software Publishers Association’s Codie Award for Best New Education Software Program in 1999. In 1998, our Math Problem Solving courseware was included in the Children’s Software

Review’s list of “All Star Software” with a rating of 4.5 out of 5 stars. CSR’s All Star Software List is an ongoing collection of highly recommended software titles that is updated on a bimonthly basis.

      We regularly update our courseware library and continually develop new products to extend and enhance our product offerings. Over 50% of our products have been developed or updated within the last four years. New products recently released include Essential Reading Skills, Vocabulary and Reading Comprehension, UK Reading Strategies, CyberEd High School Biology Series, CyberEd High School Chemistry Series and the PLATO Web Learning Network. New courses scheduled for release in the near future include Fundamental Reading Strategies and Intermediate Reading Strategies.

      The following table summarizes our courseware titles and product offerings:

WASATCH COURSEWARE:

Math Expeditions (K-8) provides comprehensive coverage of K-8 math skills with concepts presented in the fresh context of socially responsible expeditions. Math Expeditions is designed specifically to interest and motivate young students in:

• Number Recognition • Numeration • Whole Number Operations • Mental Math • Estimation • Problem Solving • Fractions and Mixed Numbers • Decimals	• Ratio, Proportion, Percent • Measurement • Time • Money • Geometry • Graphing and Statistics • Probability

Beginning Reading for the Real World (K-3) provides a comprehensive reading program for K-3 students. Through word recognition, close activities, phonic games, and progressively challenging stories, students build the foundation for a lifetime of reading success. Beginning Reading provides:

• Pre-reading activities • Alphabet recognition • Listening comprehension • Proven questioning techniques	• Letter-sound correspondence • Word recognition • Vocabulary • Critical comprehension Skills

Projects for the Real World incorporates forty-six K-8 real life simulations and real life projects in meaningful content and contains more than 1,100 scored skill activities in reading, mathematics, grammar and writing.

PLATO COURSEWARE:

COMMUNICATION
Reading 1 and 2 Reading Strategies Advanced Reading Strategies Reading for Information Writing Series Writing in the Workplace	Communication Vocabulary Builder Essential Reading Skills Vocabulary and Reading Comprehension UK Reading Strategies

MATHEMATICS
Math Fundamentals Math Fundamentals (Spanish Edition) Math Problem Solving Data Skills Pre-Algebra Beginning, Intermediate and Advanced Algebra	Beginning and Intermediate Algebra (Spanish Edition) Geometry and Measurement 1 and 2 Trigonometry Calculus 1 and 2

SCIENCE/TECHNOLOGY
Science Fundamentals Chemistry 1 and 2 Physics 1 and 2	Applied Physical Science: Technology CyberEd High School Biology Series CyberEd High School Chemistry Series

SOCIAL STUDIES Social Studies

LIFE SKILLS Life and Job Skills Parenting Skills

WORKSKILLS/SCHOOL-TO-WORK
Quality Fundamentals Reading for Information Communication Writing in the Workplace	Data Skills The Employment Partnership The Problem Solving Experience

THIRD PARTY COURSEWARE:
Reading Horizons Mindplay Writing Series English Discoveries (ESL) Toward Algebra Business Software Training Series Substances Abuse Series	Ultrakey Keyboarding Discovery Channel School Earth Science Series Life Science Series Physical Science Series

PLATO SOFTWARE PRODUCTS:
PLATO Curriculum Manager PLATO Remote Administration PLATO Pathways Instructional Management System for Windows	PLATO Records Transfer and Consolidation PCD3 Authoring System PLATO S.T.A.R.

PLATO INTERNET PRODUCTS:
PLATO on the Internet PLATO Web Learning Network PLATO Simulated Test System

      Students access our courseware library utilizing the PLATO Learning System, a Windows-based operating system or the PLATO Web Learning Network, which offers the full PLATO curricula as a browser-based, Internet application.

  PLATO Learning System

      Our PLATO Learning System, which is aligned to state and national performance standards, consists of our assessment tools, PLATO Pathways instructional management software and PLATO Professional Services. When appropriate, we also incorporate a variety of third-party courseware to meet specific learning objectives. The PLATO Learning System is designed to provide an interactive, individualized instruction in a broad range of subject areas.

      The PLATO Learning System is configured to use computers running Microsoft Windows (95, 98, NT and Windows 2000) or Apple iMac or G3 with Windows emulation software. There are multiple ways by which the PLATO Learning System can be delivered, including:

•	Desktop Launch — with the desktop launch, individual PLATO courses can be delivered directly on a computer workstation without a management system. Individual student sign-on, bookmarking, recordkeeping, and reporting are available.

•	Local Area Networks (LAN) — with a LAN configuration, all courseware, management software, student records, and files are centralized and can be accessed by any student, at any learning station, using a private PLATO identifier and password. We offer LAN configurations utilizing either Microsoft Windows NT/2000, Novell NetWare or Linux servers.

•	CD-ROM Stand Alone — CD-ROM delivery allows a single computer workstation to deliver our courseware using PLATO Pathways.

      PLATO Pathways, a component of the PLATO Learning System, is an easy to use Windows-based software program that integrates assessment, instruction and management giving instructors a versatile educational tool. This instructional management system diagnoses strengths and weaknesses and adaptively prescribes individualized menus ensuring targeted, personalized instruction keyed to program goals. It can incorporate offline, online, and web-based resources to enrich the learning experience. It also tracks student progress and offers an extensive array of reports that provide administrators, teachers, students, and parents with highly meaningful information that documents accountability and performance.

  PLATO Web Learning Network

      Our PLATO Web Learning Network offers the same high quality instructional content and essential student management services that are found on our highly successful PLATO Learning System products as an Internet Application Service. The PLATO Web Learning Network is designed to give administrators the necessary leverage to share our courseware, assessment and instructional management resources across a number of classrooms, school buildings and programs, and students’ homes to gain maximum return on their software investments. Because the PLATO Web Learning Network is an ASP product, customers can free up technical and hardware replacement budgets by eliminating the need to fund local area networks at every location. As a result, our customers gain added purchasing flexibility to provide more students with the opportunity to achieve academic success using our courseware.

      Students with Internet or intranet access can review lessons, test for mastery, and progress through lesson sequences just as if they were onsite in the lab or classroom using either the PLATO on the Internet or the PLATO Web Learning Network products. Records and courseware are kept on an Internet server and are accessible by students on demand, from any location, using private PLATO identifiers and a password. Students can monitor their progress and print a progress report. Administrators can monitor progress using a variety of reports that provide data both in summary and detailed formats.

      The PLATO Web Learning Network links directly with the new PLATO Simulated Test System to offer schools comprehensive skills diagnostics, assessment, instruction, and reporting services.

  PLATO Simulated Test System

      The PLATO Simulated Test System is a web-based assessment tool that provides state-standards practice tests and skill assessments with immediate scoring and links to courseware that is designed to help the student improve in areas of weakness.

      State-mandated promotion and graduation exams are requiring educators across the country to find new ways to identify student skill gaps and prepare them for national, state and local standardized tests. With the PLATO Simulated Test System we introduce a powerful new tool to help educators meet this challenge. The system can be used with or without our courseware.

      The PLATO Simulated Test System, sold on an annual subscription basis, provides educators, parents and students with critical information on student, class, school and district-wide test readiness. The system gives teachers full control regarding the timing and frequency of practice tests, so students can be periodically re-assessed to determine their readiness. Each practice test is designed to emulate the actual test experience. Students may take the practice tests from any computer equipped with a browser, including their home computer. The system scores the practice test and provides instant feedback. For students enrolled in schools using our courseware on a local area network or via the Internet, the system automatically creates an individualized learning path to fill the gaps.

      To help educators and parents keep effective records of student progress, the system creates graphical and text reports for every student. Students and parents can view their own reports online. Educators can view individual student reports and class performance data, while administrators may view data by class, school or district.

  Professional Services

      PLATO Professional Services was created to ensure that our customers receive the necessary support services for the success of their PLATO programs and ongoing personal development. These services include:

•	Training Services — Customized education and training solutions that include implementation planning, professional development workshops, and ongoing training, evaluation and support provided by our experienced education consultants;

•	Technical Support — On-site installation and specialized technical consulting provided by our field engineers and technicians for customers who do not have the appropriate skills; and

•	Software Support — Available via a toll-free telephone number, Internet e-mail, the PLATO Support Web Page, and a PLATO Support CD, customers can access our specialists and software analysts to answer questions or solve problems with their PLATO system. Customers also receive updates and enhancements to their PLATO courseware.

  E-commerce

      Teachers, parents, home users, home schoolers, and businesses can also purchase single topic courseware through our e-commerce web site at www.plato.com, as well as from a number of partner sites with links to this site. Customers may select from over 110 individual titles, including PLATO, in reading, mathematics, science, applied physical science, and vocabulary building. Purchases may be either electronically downloaded on demand or provided on CD-ROM to be shipped the next day. To ensure transaction security for our customers, we provide secure online credit card transaction processing through our partnership with Digital River, a leader in web-based commerce for digital products.

Our Strategy

      Our strategy is to provide a broad range of interactive, multimedia, self-paced courseware delivered on personal computers and over the Internet to address the needs of students of all ages. The critical elements of our strategy are as follows:

•	work closely with customers to design products that meet specific instructional needs and applicable academic standards;

•	expand sales of courseware and services that generate higher profit margins and greater growth opportunities;

•	use the design and structural advantages inherent in our proprietary software development systems to design and develop new courseware and services;

•	extend existing distribution channels to include catalogues, business-to-business, educational portals and home sales;

•	leverage the Internet to expand sales to rural, school-to-home and international markets;

•	expand our PLATO Simulated Test System to capitalize on the increased emphasis on standardized testing; and

•	introduce, integrate and implement existing Wasatch products and services to increase our opportunities in the elementary school market.

Sales and Marketing

      Our sales and marketing efforts are designed to increase market penetration and reinforce our reputation for product quality, service and customer satisfaction. We target potentially large and growth market segments to which existing and future products can be sold through a variety of distribution networks and channels.

      We use a combination of direct sales resources and a reseller network, deploying e-commerce, catalogue, portals, multi level marketing and a comprehensive world wide web site (www.plato.com) in North America and the United Kingdom.

Competition

      In all of our markets, we compete primarily against more traditional methods of education and training, principally live classroom instruction. Within the e-learning market, we compete most directly with other learning system providers, including divisions within Pearson PLC, McGraw-Hill McMillan, and WRC Media. In addition, we compete with Riverdeep and Renaissance (formerly Advantage Learning). Generally, WRC Media’s Compass Learning competes in the elementary market, McGraw-Hill in the adult and college markets and Pearson’s NCS Learn (formerly two entities; Computer Curriculum Corporation (CCC) and NovaNet) and Riverdeep each offer a K-12 line of products. We also compete with companies providing single-title retail products, software publishers, Internet content and service providers and computer hardware companies.

      We compete primarily on the basis of the breadth and depth and recognized quality of our courseware and our ability to deliver a flexible, timely, cost-effective, and customized solution to a client’s education and training needs. Based on experience, we believe that product depth, quality and effectiveness are key factors which buyers use in evaluating competitive offerings. Our courseware offers a comprehensive curriculum developed specifically for the adult, young adult and elementary student and is especially appropriate for elementary schools, middle schools and high schools. In the post-secondary education and training markets there are many regional and specialized competitors.

Product Development and Customer Support

      Our product development group develops, enhances, and maintains the courseware, instructional management software, and delivery system platforms. This group employs a rigorous multi-phased product development methodology and process management system. Based on both classical instructional design concepts and models, as well as systems development management techniques, our product development methodology has been constructed to specifically address the creation of individualized, student-controlled, interactive instruction using the full multimedia capabilities of today’s personal computing, communication and other related technologies. Our rigorous instructional design and development methodology assures the instructional effectiveness and content integrity of the resulting product. This is supported and enhanced by a UK product development team that is able to respond effectively to international market requirements. These procedures ensure that the most appropriate and highest quality production values are achieved in the development of all courseware. Moreover, our innovative product architectures and advanced group-based rapid prototyping technologies shorten time-to-market and development costs.

      Central to the courseware development process are six proprietary software tools:

•	PLATO Pathways — the PLATO instructional management system designed for system control, tracking and reporting of student performance, and administration;

•	Micro PLATO Authoring System (MPAS) — tools for enhancement and maintenance of part of our courseware library;

•	PLATO Curriculum Design, Development and Delivery (PCD3) System — tools for enhancement and maintenance of part of our courseware library;

•	Win PLATO — a proprietary software framework for authoring and delivering Windows courseware;

•	WebPLATO — a proprietary software framework for authoring and delivering web-based courseware; and

•	PLATO Web Learning Network — a proprietary software framework for creating and delivering web pages for instructional management, student record keeping courseware delivery through a browser, access control and site monitoring.

      Our customer support group provides a full range of support services to ensure customer satisfaction. Full-time professionals, with general technical expertise and extensive operational knowledge of our products, provide pre-sale technical consultation and support to our field sales organization and are responsible for the final technical review and approval of all proposed delivery platforms and installation configurations. These professionals consult and coordinate with the client, account manager, and installation team regarding site preparation and system installation. They also confirm full customer acceptance and monitor customer satisfaction and support requirements.

      We integrate our products by purchasing component parts from a network of external suppliers under a just-in-time inventory system. We have supplier relationships with several hardware and software vendors. Although these relationships are important to us, we believe that, in the event that such products or services were to cease to be available, alternative sources could be found on terms acceptable to us. We do not use raw materials and maintain minimal inventory.

      All manufacturers’ warranties are passed through to our customers. After the warranty periods are over, we offer maintenance contracts through third-party service organizations. We contract with outside vendors, primarily BancTec Services Corp., to provide for hardware installation and maintenance services for our customer sites. In addition, we distribute a limited amount of third-party courseware and also purchase off-the-shelf software and hardware products from Novell, Microsoft, and other vendors.

Proprietary Rights

      We regard our courseware as proprietary and rely primarily on a combination of statutory and common law copyright, trademark, trade secret laws, license and distribution agreements, employee and third-party non-disclosure agreements, and other methods to protect our proprietary rights. We own the federal registration of the PLATO and CyberEd trademark. In addition, Wasatch owns or licenses all copyrights in its coursework, none of which is registered with the U.S. Copyright Office. We believe that the additional statutory rights resulting from registration of these copyrights are not necessary for the protection of our rights therein. In addition, in 1989 Control Data assigned the federally registered copyrights in the PLATO courseware to us. We have not recorded the assignment of these copyrights because we believe the additional statutory rights resulting from recordation are not necessary for the protection of our rights therein. We have federal copyrights on all of our courseware produced since 1989. We have not applied for trademark registration at the state level, but have instead relied on our federal registrations and state common law rights to protect our proprietary information. We have registered trademarks in the United States and overseas for PLATO. We regard these registrations as material to our business. We license some software from third-party developers and incorporate it into our courseware offerings.

      We do not include in our products any mechanisms to prevent or inhibit unauthorized copying, but generally require the execution of a license agreement which restricts copying and use of the courseware and software. We have no knowledge of the unauthorized copying of our products.

      Pursuant to a settlement agreement entered into in October 1992, we have granted certain limited courseware and software licenses to Drake and Control Data Systems, Inc. (CDSI). The licenses permit Drake and CDSI to market certain earlier versions of our courseware in certain specified situations. We believe that the limited licenses granted to Drake and CDSI will not have a material adverse impact on our future business.

      As a result of the Wasatch acquisition, we acquired the rights of Wasatch as licensee under a license providing for:

•	a perpetual, worldwide right and sublicense to market, distribute, sell and sublicense certain educational and instructional programs, multimedia materials and print materials for pre-school, K-12, juvenile and adult audiences in the home, educational and Internet markets;

•	the right to modify, enhance and create derivative works of such programs and to market, distribute, sell and sublicense such derivative works; and

•	a perpetual, worldwide right and license to use certain trademarks and tradenames for or in connection with such programs and derivative works, subject to certain reserved rights of the licensor.

      The education market license is perpetually exclusive, subject to the payment of a 2.5% royalty fee on net revenue to the licensor. The licensor agreed that it will not market, distribute, sell or sublicense the licensed programs to anyone in the education market. The licensor may, however, compete with us with educational software that is not a derivative of the software license that we acquired in the Wasatch acquisition.

Backlog

      Our product backlog consists of orders for the delivery of our products and services in future periods. The backlog was approximately $10.5 million at January 31, 2001. At January 31, 2001, approximately $4.1 million of backlog is expected to be delivered subsequent to January 31, 2002.

Seasonality

      Our quarterly operating results fluctuate as a result of a number of factors including the business and sales cycle, the amount and timing of new product introductions, product shipments, client funding issues, marketing expenditures, product development expenditures, and promotional programs. In addition, some of our clients experience cyclical variations in funding which can impact our revenue patterns. Our quarterly revenues can also fluctuate based upon spending patterns, budget cycles, and the fiscal year ends of these clients. Historically we have experienced our lowest revenues in the first fiscal quarter and increasingly higher levels of revenues in each of the next three fiscal quarters.

Employees

      As of April 30, 2001, we employed 446 people on a full-time basis.

MANAGEMENT

Executive Officers and Directors

      The following table provides information as of May 2, 2001 regarding our executive officers and directors.

Name	Age	Position

John Murray	45	President and Chief Executive Officer, Director

John M. Buske	50	Vice President Finance and Chief Financial Officer

G. Thomas Ahern	43	Executive Vice President, Sales and Marketing

Wellesley R. Foshay, Ph.D.	53	Vice President, Instructional Design and Cognitive Learning

David H. LePage	54	Senior Vice President, Operations

Gen. Dennis J. Reimer (Ret.)	61	Chairman

Jack R. Borsting, Ph.D.	72	Director

Hurdis M. Griffith, Ph.D.	59	Director

John L. Krakauer	59	Director

William R. Roach	61	Director

Arthur W. Stellar, Ph.D.	54	Director

      John Murray was elected to the Board of Directors on January 31, 2000. In January 2000, Mr. Murray was promoted to President, Chief Operating Officer, and Acting Chief Financial Officer and since November 2000 he has served as the President and Chief Executive Officer. Mr. Murray joined PLATO in 1989 as Managing Director of our United Kingdom subsidiary. From 1991 to 1994, he was Vice President, Eastern Aviation Sales & Operations, and from November 1994 to March 1996, he was Vice President, Aviation Sales & Operations. From April 1996 to October 1997, Mr. Murray served as Vice President, Product Development, and from October 1997 to October 1998, he served as Senior Vice President, Operations. From October 1998 to January 2000, he was Senior Vice President and Chief Financial Officer.

      John M. Buske was appointed Vice President Finance and Chief Financial Officer in November 2000. Mr. Buske has 25 years of business experience. From 1987 until November 2000, he was employed by St. Jude Medical, Inc., headquartered in Little Canada, Minnesota. Since 1997, Mr. Buske held the position of Corporate Controller at St. Jude. Prior to 1997, he held the positions of Director of Finance and Assistant Treasurer.

      G. Thomas Ahern was promoted to Executive Vice President, Sales and Marketing in December 2000. From November 1997 to November 1999, he was Senior Vice President, Sales and Marketing. From January to October 1997, he was Vice President, PLATO Education Sales, North America. From December 1992 to October 1997, he was Vice President, U.S. Sales, PLATO Education. Previously, he was Regional Vice President, Sales since our founding in 1989. Prior to joining us, Mr. Ahern was National Sales Manager for the Training and Education Group of Control Data Corporation.

      Wellesley R. Foshay, Ph.D. has served as Vice President, Instructional Design and Cognitive Learning since our founding in 1989. Prior to joining us, Dr. Foshay was Senior Director, Quality Assurance, Standards and Training for Applied Learning International, Inc.

      David H. LePage was promoted to Senior Vice President, Operations in December 2000. From 1997 to November 2000, he served as Vice President, PLATO Support Services and Distribution. From our founding in 1989 until 1997, he was Vice President, Systems Development, Client Support and Operations. Prior to joining us, Mr. LePage was General Manager, Systems Development and Technical Support for the Training and Education Group of Control Data Corporation.

      Gen. Dennis J. Reimer (Ret.) has served as a Director since March 2000 and as Chairman of the Board since November of 2000. Gen. Reimer has served as the Director of the National Memorial Institute for the Prevention of Terrorism since April 2000. He served in the United States Army from 1962 until his retirement in August 1999. Gen. Reimer was the U.S. Army’s Chief of Staff from June 1995 until his retirement. He previously held several command assignments. Gen. Reimer is currently a Director of DRS Technologies and Microvision.

      Jack R. Borsting, Ph.D. has served as a Director since March 1993. From January 1994 to the present, he has served as the E. Morgan Stanley Professor of Business Administration at the University of Southern California. Dr. Borsting is also currently the Executive Director of the Center for Telecommunications Management at the University of Southern California. From 1988 to January 1994, he was Dean and Professor of Business Administration at the University of Southern California, Los Angeles. Dr. Borsting is currently a Director of Northrop Grumman and Whitman Education Group.

      Hurdis M. Griffith, Ph.D. has served as a Director since March 2000. Dr. Griffith currently serves as the Dean of the College of Nursing at Rutgers University. Prior to joining Rutgers in 1995, she served as the Senior Policy Advisor in the Office of Disease Prevention and Health Promotion from 1991 until 1995. Previously Dr. Griffith was on the faculties of different schools of nursing and had positions in the public and private sectors in the area of health policy.

      John L. Krakauer, a private investor and consultant, has been a Director since January 1993. Since February 2000, Mr. Krakauer has served as part time President, CEO and Director, of RVision Corporation, a private video patient education company. From June 1989 to March 1995, Mr. Krakauer served as Executive Vice President of HealthCare COMPARE Corp., a medical cost management company. From May 1994 to March 1995, he served as a Director, and from July 1994 to December 1994, he served as interim President and Chief Executive Officer of Cardiac Alliance, Inc., a home health care company specializing in cardiac care.

      William R. Roach has served as a Director since 1989 and served as Chairman of the Board of Directors until November 2000. Mr. Roach served as Chief Executive Officer from our formation until November 2000 and as President until January 2000. Prior to founding PLATO, from 1987 to 1988, Mr. Roach was President and Chief Executive Officer of Applied Learning International, Inc. (“ALI”), a training and education company and successor to Advanced Systems, Inc. (“ASI”), and a Director and Senior Vice President of ALI’s parent, National Education Corporation (“NEC”). From 1981 to 1987, Mr. Roach was the Chief Executive Officer of ASI, a New York Stock Exchange listed training and education company which was acquired by NEC in 1987. After leaving ALI in 1988, Mr. Roach led a group of investors in pursuing an acquisition in the field of training and education.

      Arthur W. Stellar, Ph.D. has served as a Director since 2000. Dr. Stellar was appointed as President and Chief Executive Officer of the High/ Scope Educational Research Foundation, a research, development, training and public advocacy organization in January 2001. From July 1996 until his recent appointment, Dr. Stellar served as the Superintendent of the Kingston City Schools in New York. Previously he served as Superintendent in various school districts located in several different states.

Recent Executive Officer Changes

      On November 21, 2000, we announced that, pursuant to our management succession plan established at the beginning of fiscal 2000, William R. Roach, our founder had resigned as Chairman of the Board of Directors and Chief Executive Officer. Gen. Dennis J. Reimer (Ret.), a member of the Board of Directors, succeeded Mr. Roach as Chairman and John Murray, the President and Chief Operating Officer was appointed President and Chief Executive Officer. Mr. Roach continues to be a member of the Board of Directors.

      On November 27, 2000, we announced the appointment of John M. Buske as Vice President Finance and Chief Financial Officer.

PRINCIPAL STOCKHOLDERS

       The following table sets forth certain information regarding beneficial ownership of our common stock as of May 2, 2001 by:

•	each named executive officer listed in the “Management” table above;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder who we know beneficially owns more than 5% of our common stock.

      Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Unless otherwise indicated, the principal address of each beneficial owner is c/o PLATO Learning Inc., 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437.

	Shares Beneficially Owned

	Number
	of shares	Percent

Name of Beneficial Owner

Named Executive Officers:

John Murray	104,314(1)	1.2%

John M. Buske	2,000(1)	*

G. Thomas Ahern	95,397(1)	1.1%

David H. LePage	59,925(1)	0.7%

Wellesley R. Foshay	56,570(1)	0.6%

Directors:

Gen. Dennis J. Reimer (Ret.)	25,000(1)	0.3%

Jack R. Borsting	36,833(1)	0.4%

Hurdis M. Griffith	20,000(1)	0.2%

John L. Krakauer	71,833(1)	0.8%

William R. Roach	586,620(1)	6.5%

Arthur W. Stellar	21,600(1)	0.2%

All Directors and Executive Officers as a Group (16 individuals)	1,182,308(2)	13.1%

5% Holders:

Kopp Investment Advisors, Inc.	1,543,550(3)	17.1%
7701 France Avenue South, Suite 500
Edina, Minnesota 55435

SAFECO Corporation	573,700(4)	6.4%
SAFECO Plaza
Seattle, Washington 98165

William D. Witter, Inc.	538,936(5)	6.0%
One Citicorp Center
153 East 53rd Street
New York, New York 10022-4611

*	less than 0.1%

(1)	Includes 97,532, 0, 78,816, 56,246, 41,233, 24,000, 33,333, 19,500, 18,333, 306,800 and 20,000 shares which Messrs. Murray, Buske, Ahern, LePage, Dr. Foshay, Gen. Reimer, Drs. Borsting and Griffith, Messrs. Krakauer and Roach and Dr. Stellar respectively, may acquire within sixty days from the date hereof, pursuant to the exercise of stock options.

(2)	Includes 786,193 shares that the named executive officers, directors and other executive officers may acquire within sixty days from the date hereof, pursuant to the exercise of stock options.

(3)	Based on information in a Schedule 13G/ A Report dated January 29, 2001, indicating that Kopp Investment Advisors, Inc. and related companies are the beneficial owners of 1,543,550 shares, possess sole voting power with respect to 473,800 shares, sole dispositive power with respect to 450,000 shares and shared dispositive power with respect to 1,093,550 shares as of December 31, 2000.

(4)	Based on information in a Schedule 13G Report dated January 23, 2001, indicating that SAFECO Corporation and related companies are the beneficial owners of, and possess shared voting and dispositive power with respect to 573,700 shares as of December 31, 2000.

(5)	Based on information in a Schedule 13G Report dated January 4, 2001, indicating that William D. Witter and related companies are the beneficial owners of 538,936 shares, possess sole voting power with respect to 520,236 shares and sole dispositive power with respect to 538,936 shares.

UNDERWRITERS

       Subject to the terms and conditions of the underwriting agreement dated the date hereof, the underwriters named below, through their representatives, Jefferies & Company, Inc., ThinkEquity Partners and WR Hambrecht + Co have severally agreed to purchase from us the number of shares of common stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriters	Number of Shares

Jefferies & Company, Inc.	1,200,000

ThinkEquity Partners	720,000

WR Hambrecht + Co	480,000

Total	2,400,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of such shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.63 per share. The underwriters may allow, and such dealers may re-allow, a discount not in excess of $0.10 per share to certain other dealers. After this offering, the representatives of the underwriters may change the offering price, the concession to selected dealers and the reallowance to other dealers.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to 360,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the common stock offered pursuant to this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase additional shares of common stock proportionate to such underwriter’s initial commitment as indicated in the table above.

      The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per share	$1.05	$1.05

Total	2,520,000	2,898,000

      Other expenses of this offering payable by us are estimated to be $400,000.

      We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make in respect thereof.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      The representatives of the underwriters have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the common stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time. These transactions may be effected on the Nasdaq National Market, the over-the-counter market or otherwise.

LEGAL MATTERS

       The validity of our shares of common stock will be passed upon for us by Winston & Strawn, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Costa Mesa, California.

EXPERTS

       The consolidated financial statements of PLATO incorporated in this prospectus by reference to the Annual Report on Form 10-K of PLATO for the fiscal year ended October 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Wasatch incorporated in this prospectus by reference to the Report on Form 8-K filed April 12, 2001 of PLATO have been so incorporated in reliance on the report of Tanner + Co., independent public accountants given on the authority of such accountants as experts in accounting and auditing.

AVAILABLE INFORMATION

       We file annual, quarterly, and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the commission.

      This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. You should refer to the exhibits attached to the registration statement and its exhibits. The references to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

      You may review a copy of the registration statement at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the operation of public reference rooms. Our Commission filings and registration statements can also be reviewed by accessing the Commission’s Internet site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

       The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below until all of the shares offered by this prospectus are sold:

•	Annual Report on Form 10-K for the year ended October 31, 2000 filed with the SEC on January 17, 2001;

•	Quarterly Report on Form 10-Q for the fiscal quarter ending January 31, 2001 filed with the SEC on March 14, 2001;

•	Reports on Form 8-K filed November 29, 2000, December 29, 2000 and April 12, 2001;

•	Proxy Statement on Schedule 14A for the 2001 Annual Meeting of Stockholders filed with the SEC on February 1, 2001;

•	The description of our common stock, par value $.01 per share, which is contained in the registration statement on Form 8-A filed with the SEC on November 12, 1992 under the Exchange Act, including any subsequent amendment or any report filed for the purpose of updating such description; and

•	All documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 14(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

      Any statement contained in a document or a portion of which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits not specifically incorporated herein by reference). Requests for such copies should be directed to PLATO Learning, Inc., 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437, Attention: Treasurer, Telephone: (952) 832-1000.